Tiffany B. Williamson +1 212 459 7277 TWilliamson@goodwinlaw.com	Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +1 212 813 8800

June 7, 2017

Via EDGAR

U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Yatra Online, Inc. Request for Withdrawal Pursuant to Rule 477 of Post-Effective Amendment No. 1 to Form F-1 filed under form type F-1/A (File No. 333-215653)

Ladies and Gentlemen:

On behalf of Yatra Online, Inc. (the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an EDGAR filing submission error. On June 6, 2017, the Company filed with the SEC (via EDGAR) Post-Effective Amendment No. 1 to Form F-1 on Form F-1/A (File No. 333-215653). We mistakenly filed the Post-Effective Amendment No. 1 to Form F-1 as Form type “F-1/A” instead of “POS AM”. Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby withdraws the Post-Effective Amendment No. 1 to Form F-1 filed on June 6, 2017. The Company intends to refile the Post-Effective Amendment No. 1 to Form F-1 under form type “POS AM” on or around June 8, 2017 to correct this error.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call me at (212) 459-7277 or Michael J. Minahan at (617) 570-1021.

Sincerely,

/s/ Tiffany B. Williamson

Tiffany B. Williamson

cc:	Darpan Batra, Yatra Online, Inc. Michael J. Minahan, Partner, Goodwin Procter LLP